SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 23, 2006

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road

Tangjia, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated June 20, 2006, which provides an update on Company’s proceedings in the U.S. International Trade Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/S/ David Lee
Name:	David Lee
Title:	Chief Financial Officer

Dated: June 23, 2006

Actions Semiconductor Provides an Update on ITC Patent Infringement Lawsuit

Zhuhai, China, Jun. 20, 2006 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of the largest fabless IC companies in China, announced the United States International Trade Commission (the “ITC”) today delayed the Final Determination for the patent infringement lawsuit between Actions and SigmaTel (ITC-337-TA-538).

In a Notice issued by the ITC, the ITC has modified a key claim construction under patent 522 and requested the administrative law judge, or ALJ, to reconsider the infringement issue for certain products in light of the modified claim construction. The ITC has also abstained from reviewing issues with respect to patent 187, as the ITC believes those issues are outside of its scope of review. The Final Determination is now expected to be issued by September 15, 2006. Pending the Final Determination, there will be no restrictions placed on the importation of Actions’ integrated circuits.

To date, the products under review by the ITC constitute a non-material portion of Actions’ overall revenue mix and we estimate less than 10% of our products sold in the global market are shipped to the United States. Furthermore, Actions has introduced other newly designed products for the U.S. market. The new products, with 0.18 micron process as well as other new technologies, can further optimize power consumption and produce better audio quality that is comparable to CD.

Actions has always maintained the highest regard for rights of intellectual property. Actions has built a world class team of engineers and has developed industry leading advanced IC technical capability and innovations. Actions continues to build on this technology strength with the addition of 50 engineers during the first half of 2006.

Actions appreciates the continued support from its clients, suppliers and other partners. The Company will continue its focus on innovation and leadership in mixed-signal and multimedia SoC solutions for portable consumer electronics.

About Actions Semiconductor

Actions Semiconductor is one of China’s leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and references to the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at www.actions-semi.com.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor’s actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor’s results to differ materially from those set forth in these forward-looking statements include customers’ cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.